Pernix Group, Inc.

151 E. 22nd Street, Lombard, Illinois 60148

May 11, 2012

United States Securities and Exchange Commission

Jay E. Ingram

Legal Branch Chief

Division of Corporation Finance

Washington, D.C. 20549-4631

RE:          Pernix Group, Inc.

Registration Statement on Form S-1/A

Filed September 30, 2011

File No. 333-174539

Dear Mr. Ingram:

We have received your letter via U.S. Mail dated, May 9, 2012 in reference to the subject noted above. The following are the Company’s responses to your questions/comments. In addition to providing the Company’s responses to your comments, we have prepared Pre-effective Amendment No. 4 to Registration Statement No. 333-174539 on Form S-1.

SEC Comment #1:

Pernix Group, page 20

Notwithstanding your Apri126, 2011 response to comment 1 in our November 28, 2011 letter that the sale of shares of common stock by Pernix Group, Inc. will be at the fixed price of $5.00 per share, we note the statement “any fixed public offering price... may be changed from time to time.” Please revise. Also, given the statements in the response that you do not intend to rely on Rule 457(d), it is not clear why the fee table continues tv indicate reliance on that subparagraph. Please advise us of the provision of Rule 457 khat you are relying on for purposes of calculating the fee for the primary offering.

Pernix Group’s Response:

We have removed the entire sentence as referenced above from page 20 regarding “any fixed public offering price … may be changed from time to time”. We have also removed reference to Rule 457(d) in the fee table as we do not rely on this subparagraph.

SEC Comment #2:

Description of securities to be registered, page 22

2. Please revise the fifth paragraph to delete the reference to the prior legal opinion and to make clear that the legal opinion of Freeborn &Peters LLP that is filed as exhibit 5.1 to the registration statement pertains to the shares of common stock offered for sale by the company and the selling stockholders under this registration statement.

Pernix Group’s Response:

We have revised the fifth paragraph to delete the reference to the prior legal opinion and have stated that “The opinion of our current legal counsel, Freeborn and Peters LLP, is filed as exhibit 5.1 herewith and pertains to the 6,245,585 shares of common stock (on a post reverse split basis) being registered for sale on behalf of the selling shareholders and the 5,000,000 shares of common stock being registered for sale by the Compay. The opinion provides that based on information provided by the Company, the Selling Shareholders Offered Shares were validly issued, fully paid and non-assessable and when the Company Offered Shares have been issued, delivered and paid for, these shares will be validly issued, fully paid and non-assessable.”

* * * * *

As a courtesy we have provided marked copies of the filing to expedite your review and have provided this cover letter tagged as correspondence that keys our responses to your comments and provides any requested information. We understand that you may have additional comments after review of the amendment and responses to your comments.

We thank you for your comments and believe that we have adequately addressed them in our response and through necessary amendments of the registration statement.

We acknowledge that: (a) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company further acknowledges that it has been advised that the Division of Enforcement has access to all information provided by the Company to the Staff of the Division of Corporation Finance in connection with the Staff’s review of the filing or in response to the Staff’s comments on the filing.

Best Regards,

By:	/s/ Nidal Z. Zayed

Nidal Z. Zayed, President, Chief Executive Officer

By:	/s/ Gregg D. Pollack

Gregg D. Pollack, VP Administration and Chief Financial Officer

By:	/s/ Carol Groeber

Carol Groeber, Controller and Principal Accounting Officer

Cc: Mr. Edward Kelly

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631

cc: Via E-Mail

Jeff Mattson, Esq.

Freeborn & Peters LLP

311 South Wacker Drive, Suite 3000

Chicago, IL 60606